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EXHIBIT 99.2

KINROSS GOLD CORPORATION
40 King Street West, 52nd Floor
Toronto, ON  M5H 3Y2
T:416.365.5123 | F: 416.363.6622
Toll free: 1.866.561.3636
www.kinross.com

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                                                                    NEWS RELEASE
                                                                     MAY 4, 2006


      KINROSS ANNOUNCES APPOINTMENT OF TIM BAKER AS CHIEF OPERATING OFFICER


TORONTO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce the appointment of Tim Baker as Executive Vice President and Chief Operating Officer of Kinross effective June 15, 2006.

Most recently, Mr. Baker was Executive General Manager of Placer Dome Chile, where he was responsible for the Placer Dome operations there, including the Zaldivar mine and the Kinross-Placer joint venture at La Coipa as well as the Pueblo Viejo project in the Dominican Republic. Mr. Baker has extensive experience in all aspects of international mining operations including cost control, operational efficiency and capital expansions. His 30-year career has spanned several continents, including key posts in Canada, Latin America, Africa and the United States. Mr. Baker and his family will return to Canada take up his position with Kinross in Toronto.

He also has significant experience in environmental, health and safety matters in addition to background expertise in government relations, permit acquisition and community relations. Mr. Baker completed his Bachelor of Science (Geology) at Edinburgh University in Scotland and attended the Executive Management program at Queen's University.

"Tim Baker has a lifetime of experience in operating mines and projects around the world and will be a great asset on a strong Kinross team," said Tye Burt, President and Chief Executive Officer of Kinross Gold Corporation. "Tim has tremendous hands-on operational experience and we look forward to his knowledge and expertise in our global operations."

Kinross also announced today the resignation of Scott Caldwell, effective the end of June 2006, as Executive Vice President and Chief Operating Officer for the Company to become the President of a new, privately-held affiliate, in which Kinross will be the primary investor. This new partnership will pursue early-stage energy-related opportunities in the United States, Canada and Russia. Mr. Caldwell has been with Kinross since May 1998.

"Scott has been a key factor in Kinross' success today as a major gold producer. We are excited about the future possibilities this new venture will present," added Tye Burt. "Senior management and the Board of Directors wish to thank Scott for his valuable contribution to the Company."

"I am pleased that both Scott and Tim are committed to a smooth transition and that our team continues to grow stronger with the addition and retention of the best people in the industry," said Tye Burt.

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ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada is the fourth largest primary gold producer in North America and the eight largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross has a strong balance sheet and a no-gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).


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For additional information, e-mail info@kinross.com or contact:

INVESTOR RELATIONS CONTACT:                  MEDIA CONTACT:

TRACEY M. THOM                               TIM TUTSCH
DIRECTOR, INVESTOR RELATIONS                 WILCOX GROUP
& CORPORATE COMMUNICATIONS
Tel. (416) 365-1362                          Tel. (416) 203-6666
tracey.thom@kinross.com                      ttutsch@wilcoxgroup.com




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